Marika Inc.
Chief Executive Officer
2360 Corporate Circle, Suite 400
Henderson, NV 89074

January 13, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Marika Inc.
Amendment No.3 to Registration Statement on Form S-1
Filed December 11, 2013
File No. 333-190728

Dear: Mara L. Ransom

In response to your letter dated January 6, 2014 which included comments regarding our registration statement, we have prepared the following responses:

DILUTION, PAGE 14
COMMENT: 1

We note that you have updated your dilution table to utilize the September 30, 2013 financial statements. However, you do not appear to have updated the net tangible book value per common share before the offering. Please show us your calculations for all amounts in this table.

Response: We have updated our dilution table to utilize September 30, 2013 financial statements as follows:

  Funding Level                $100,000     $75,000      $50,000      $25,000
  -------------                --------     -------      -------      -------

Offering price                  $  0.02      $  0.02      $  0.02      $  0.02

Net tangible book
 value per common
 share before offering          $(0.002)     $(0.002)     $(0.002)     $(0.002)

Increase per common
 share attributable to
 investors                      $0.0101      $0.0087      $0.0067      $0.0040

Pro forma net tangible
 book value per common
 share after offering           $0.0099      $0.0085      $0.0065      $0.0038

Dilution to investors           $0.0101      $0.0115      $0.0135      $0.0162

Dilution as a percentage
 of offering price                   51%          58%          67%          81%

Also please see our calculations for all amounts in this table:

1)   ($1,036) stock holder equity/5M shares at present
2)   Share book value after offering - share book value before offering
3)   Amount of funding + stock holder equity/shares outstanding after offering
4)   Offering price - book value after offering per share
5)   Dilution to investors/offering price

EXHIBIT 23.2
COMMENT: 2

We note your response to comment 2 from our letter dated December 6, 2013 and your updated auditors' consent. We note that your auditor consents to the use of his opinion dated July 19, 2013 on the financial statements as of September 30, 2013 and for the period from inception May 24, 2013 to September 30, 2013. The auditors' opinion dated July 19, 2013 was on the financial statements as of June 30, 2013 and for the period from inception May 24, 2013 to June 30, 2013. Please revise.

Response: We have filed a revised consent from our auditor.

Please direct any further comments or questions you may have to the company's attorney:

Scott D. Olson, Esq.
274 Broadway
Costa Mesa, CA 92627
Tel: (310) 985-1034

Thank you.

Sincerely,


/s/ Aleksandrs Sviks
-------------------------------
Aleksandrs Sviks

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